Exhibit 99.1

Press Release

Descartes Acquires 3GTMS

Strengthens Transportation Management Capabilities for Shippers and Logistics Services Providers

WATERLOO, Ontario and ATLANTA, Georgia, March 25, 2025 -- Descartes Systems Group (TSX: DSG) (Nasdaq: DSGX), the global leader in uniting logistics-intensive businesses in commerce, announced that it has acquired 3GTMS (3G), a leading provider of transportation management solutions.

Based in the US, 3G’s transportation management solutions combine modern cloud architecture, an expansive carrier network, and planning-driven automation to help customers improve costs, customer satisfaction, and efficiency. Shippers, third-party logistics providers and freight brokers leverage 3G’s platform to optimize domestic over-the-road shipments with tools for planning, rating, consolidation, and routing that cover the entire shipment lifecycle.

“3G’s solution footprint for freight in North America is highly complementary, bringing strong domestic transportation management functionality for truckload, less-than-truckload (LTL), and parcel modes,” said Andrew Roszko, Chief Commercial Officer at Descartes. “The acquisition also expands our carrier reach in North America, including the addition of a network of API-integrated LTL carriers.   When combined with Descartes’ existing transportation management tools and our Global Logistics Network, we see a tremendous opportunity to deliver even more value to our combined customer base.”

“Much like Descartes, 3G has been successfully building solutions that connect shippers, carriers and logistics services providers to efficiently digitize and manage the lifecycle of shipments,” said Edward J. Ryan, Descartes’ CEO. “We look forward to working with 3G’s team of deep domain experts to bring our products together and we’re thrilled to welcome 3G’s partners and customers into the Descartes family.”

3G is headquartered in Columbus, Ohio. Descartes acquired 3G for approximately US $115 million, satisfied from cash on hand.  Gibson, Dunn & Crutcher LLP served as legal counsel and Lincoln International LLC served as financial advisor to 3G, while Morgan, Lewis & Bockius LLP served as legal counsel and Centerview Partners LLC served as financial advisor to Descartes.

About Descartes Systems Group
Descartes is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, security, and sustainability of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, track and help improve the safety, performance and compliance of delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest,

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collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com, and connect with us on LinkedIn and X (Twitter).

Descartes Investor Contact
Laurie McCauley
(519) 746-2969
investor@descartes.com

Cautionary Statement Regarding Forward-Looking Statements

This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' acquisition of 3G and its solution offerings; the potential to provide customers with transportation management solutions; other potential benefits derived from the acquisition and 3G’s solution offerings; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the expected future performance of the 3G business based on its historical and projected performance as well as the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada including Descartes’ most recently filed management's discussion and analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purposes of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

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